21002601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66163

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc dba TradingBlock and MoneyBlock

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

SEC Mail Processing

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

03 2021

(Area Code – Telephone Number)

Washington, DC

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

141 West Jackson Blvd	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

CHECK ONE: 2021

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Public

OATH OR AFFIRMATION

I, Robert Wallace, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS, Inc dba TradingBlock and MoneyBlock, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER LILEK
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
August 10, 2024

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AOS, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AOS, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AOS, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AOS, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as AOS, Inc.'s auditor since 2020.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2021

AOS, Inc.
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	145,792
Cash Deposit with Clearing Organization		1,547,508
Receivables from Clearing Organization and Executing Brokers		1,418,170
Commissions & Exchange Rebates Receivable		248,096
Prepaid Expenses		121,093
Operating Lease Right of Use	$	108,215
Total Assets	$	**3,588,874**
Liabilities and Shareholder's Equity		
Liabilities		
Commissions Payable	$	308,346
Accounts Payable		1,344,336
Due to Client		49,980
Operating Lease		135,655
Total Liabilities		1,838,317
Shareholder's Equity		
Common stock, $0.01 par value per share		20
100,000 shares Authorized, 2,000 Shares Issued and Outstanding		
Paid-in-Capital		2,709,075
Accumulated Deficit		(958,538)
Total Shareholder's Equity		1,750,557
Total Liabilities and Shareholder's Equity	$	**3,588,874**

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly-owned by Cambria Holdings, Inc. ("Parent Company"). The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement is in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require business entities to recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for said services. This amendment to has been effective since December 15, 2017. The amendment to Topic 606 has had no impact to the company's financial statement, as AOS, Inc. has always upheld this standard, since the inception of AOS, Inc as a broker-dealer.

Commission Revenue earned on customer security transactions is accounted for on a trade-date basis. Exchange Rebate Revenue is accounted for on a trade-date basis. Reimbursable Exchange, Execution and Platform Fees are charged to customers to reimburse the Company for Exchange, Execution and Platform Costs; these are also recognized on a trade-date basis.

Revenue is also received from investment companies for commissions and fees on mutual funds, variable annuities and trailing commissions related to these financial instruments. These revenues are recognized on the completion of the performance obligation and in the period earned.

Current Expected Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on

historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company has completed its analysis as of December 31, 2020, related to the above noted financial assets within the scope of Accounting Standards Codification (ASC) 326 and identified no material current expected credit loss to be recorded.

Cash Equivalents

The Company considers its demand deposits and money market accounts with an original maturity of three months or less to be cash equivalents.

Deposits with Clearing Brokers

The Deposits with Clearing Brokers consist of two elements, a Good Faith Cash Deposit of $752,668, and a Sweep on Demand Cash Account with a balance of $794,840.

Receivables from Clearing Organization and Executing Brokers

The accrued balance due from clearing organization and from executing brokers is for trading commissions and exchange rebates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2020, the Company's net capital was $1,614,411, which exceeded the requirement by approximately $1,364,411.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per branch including the main office. On December 31, 2020, the company's net capital of $1,614,411 exceeded the required net capital under the CFTC's minimum capital requirements by $1,364,411. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

3. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2021. The future minimum annual commitments, as of December 31, 2020, are under the lease are as follows:

Year	
2021	$140,862

In connection with the FASB standard 842 regarding leases, effective January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statement using a modified retrospective transition approach. As of December 31, 2020, the Company has recorded a right to use asset in the amount of $108,215, which is offset by a liability in the amount of $135,655 for its Chicago lease.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business

is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties. The cash in the bank as of December 31, 2020 was $145,792.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

The Company maintains an Exclusive Benefit of Customers account for potential future use. The account has not been used for the past five years. The current balance is $2,156. The Company has a high concentration of its equity (88%) on deposits with its clearing broker Apex. The Company finds no significant risk in this arrangement.

5. Income taxes

The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement. Currently enacted tax laws and rates applicable to the period in which the deferred tax is expected to be realized or settled are used, as prescribed in FASB ASC 740. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company did not have any material amounts accrued for interest penalties on December 31, 2020. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Operations. There were no material uncertain tax positions at December 31, 2020

The Company has available unused federal operating loss carryforwards and unused Illinois operating loss carryforwards that may be applied against future taxable income. The Company had available on December 31, 2020, approximately $3,257,278 that may be applied against future taxable income. The amount of federal operating loss available for use each year is limited under section 382 of the Internal Revenue Code. A similar limitation is not necessary for Illinois and the entire operating loss carryforward was utilized for the year ended December 31, 2020. The federal loss carryforwards expire in 2029 through 2036.

The Parent's income tax returns are subject to examination by the appropriate tax jurisdictions for the current and prior three years.

6. FASB ASC 820

FASB ASC 820, Fair Value Measurement (ASC 820), has no material effect on this financial statement. As of December 31, 2020 the Company had no assets or liabilities required to be disclosed under ASC 820.

7. Employee Benefits

The Company has established a salary reduction 401K plan for qualified employees. In the future the company may elect to match the percentage of employee contributions up to a defined maximum. At present there is no company match.

8. Commitments and Contingencies

The Company may become subject to various legal proceedings in the ordinary course of business, including civil claims, litigation, regulatory issues, and arbitration matters. As of December 31, 2020, the Company was a party to one securities arbitration and one state regulatory matter. The Company believes the matters will not result in any material adverse effect to the Company's financial position.

Additionally, in the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum claim exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve the execution, clearance and settlement of various securities transactions with its executing brokers. Off -balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual agreements. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers.

Since the Company does not clear its own securities transactions, it has established accounts with its clearing broker for this purpose. This can result in a concentration of credit risk with the firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC and FINRA.

10. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying value related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective on December 31, 2020 or during the year then ended, except as described in note 9 above.

11. Subsequent Events

This financial statement was approved by management and available for issuance on February 26, 2021. Subsequent events have been evaluated through this date. The arbitration matter referenced under Note 8 "Commitments and Contingencies" was resolved on February 2, 2021 and the award and associated fees satisfied on February 24, 2021 by the Company's insurance carrier. The result had no material adverse effect to the Company's financial position. There were no further subsequent events requiring disclosures and or adjustments.